

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 11, 2017

Edward H. Schaefer
President and Chief Executive Officer
FFBW, Inc.
1360 South Moorland Road
Brookfield, WI 53005

> **Re: FFBW, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2017**
> **File No. 333-218736**

Dear Mr. Schaefer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Summary</u>

<u>How We Determined the Offering Range . . . , page 7</u>

2.   Please revise to include disclosure on the valuation adjustments, including the specific reasons for the downward adjustments (e.g., profitability, growth and viability of earnings, financial condition, etc.). Alternatively, please include a cross-reference to your disclosure on page 144 regarding such adjustments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of First Federal Bank of Wisconsin</u>

<u>Critical Accounting Policies – Allowance for Loan Losses, page 62</u>

3.   We note your disclosure on pages 66 and 68 that the increase in the provision for loan loss during the three months ended March 31, 2017 and the year ended December 31, 2016 when compared to corresponding periods in prior year was a result of your new executive management's review and analysis during 2016. You also disclose that this analysis resulted in enhanced loan policies and procedures and factors and refer a reader to "Critical Accounting Policies – Allowance for Loan Losses". Please revise to describe the enhancements in these policies and procedures, including management's considerations in doing so and the quantitative effect of this change on the provision for loan losses.

<u>Executive Officer Compensation</u>

<u>Summary Compensation Table, page 121</u>

4.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Counsel
                                        Office of Financial Services

cc: Steven Lanter, Esq.